Exhibit (a)(1)(N)

FOR IMMEDIATE RELEASE

Shepard Extends Tender Offer for Donegal Group Class B Shares until July 31, 2013

Bradenton, Florida, May 21, 2013 (NASDAQ: “DGICB”) – Gregory Mark Shepard announced today that he has extended the expiration date for his tender offer for 962,636 shares of Class B Common Stock of Donegal Group Inc. (“Donegal”) at a price of $30 per share (the “Offer”) until July 31, 2013.

Based on information received from the Depositary for the Offer, as of 5:00 p.m., New York City time, on May 20, 2013, approximately 381,216 shares of Class B common stock had been tendered and not withdrawn from the Offer, plus an additional 2,324 shares had been submitted by guaranteed delivery. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

Mr. Shepard stated, “I have extended the expiration date for the Offer until July 31, 2013, in order to provide additional time for regulatory agencies to process the applications required before I may purchase additional Donegal Class B shares pursuant to the Offer.”

Mr. Shepard announced the Offer on March 20, 2013. The Offer represents approximately a 42% premium to the closing price of Donegal Class B shares on NASDAQ on March 19, 2013 – the last full trading day prior to the commencement of the Offer.

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of at least 925,000 Class B shares, insurance and bank regulatory approvals, expiration or early termination of the Hart-Scott-Rodino waiting period, no dilutive issuances of shares by Donegal, and no litigation involving the Offer.

The Offer will expire on July 31, 2013 at 11:59 p.m., New York City time, unless extended. Tenders of shares of Donegal’s Class B Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased. The Offer includes withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

Mr. Shepard is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of Donegal, which he acquired at a total cost of $58.6 million. Mr. Shepard has been a Class A and a Class B shareholder of Donegal since 2005, and he is now by far Donegal’s largest shareholder with the exception of Donegal Mutual.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Donegal. It does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal, which contain important information that should be read carefully before any decision is made with respect to the Offer.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are filed with the SEC and are available through the SEC’s website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Offeror’s expense. The Information Agent for the Offer is: D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005. Banks and Brokerage Firms please call collect: (212) 269-5550. All others call toll-free: (800) 967-5079. Email: information@dfking.com

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR ANY SPECIAL MEETING OF DONEGAL’S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.